UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37946

Algonquin Power & Utilities Corp.
(Exact name of registrant as specified in its charter)

354 Davis Road Oakville, Ontario, L6J 2X1, Canada (905) 465-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporate Units (1)
(Title of each class of securities covered by this Form)
(1) Explanatory Note: This Certification and Notice of Termination of Registration on Form 15 covers only the Corporate Units of Algonquin Power & Utilities Corp. (the “Company”) and not any of its other classes of securities. A Form 25 was filed in respect of the Corporate Units on June 17, 2024. The Company’s duty to file reports in respect of each of the other classes of securities listed below remains in effect.

Common Shares 6.20% Fixed-to-Floating Subordinated Notes - Series 2019-A due July 1, 2079 Rights to Purchase One Common Share of the Company
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	None

Pursuant to the requirements of the Securities Exchange Act of 1934, Algonquin Power & Utilities Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2024	By:	/s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer